UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(Amendment No. 2)

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

OYSTER POINT PHARMA, INC.

(Name of Subject Company)

IRIS PURCHASER INC.

(Offeror)

A Wholly Owned Subsidiary of

VIATRIS INC.

(Parent of Offeror)

(Names of Filing Persons (identifying status as offeror, issuer or other person))

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

69242L106

(CUSIP Number of Class of Securities)

Brian Roman

Global General Counsel

Viatris Inc.

1000 Mylan Boulevard

Canonsburg, Pennsylvania 15317

(724) 514-1800

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

with copies to:

Mark I. Greene

Andrew M. Wark

Cravath, Swaine & Moore LLP

825 Eighth Avenue

New York, NY 10019

(212) 474-1000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 2 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (as amended and together with any subsequent amendments and supplements thereto, the “Schedule TO”), filed with the U.S. Securities and Exchange Commission (“SEC”) on December 1, 2022, by Iris Purchaser Inc., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Viatris Inc., a Delaware corporation (“Viatris”), and Viatris. The Schedule TO relates to the tender offer by Purchaser for all of the outstanding shares of common stock, par value $0.001 per share (the “Shares”), of Oyster Point Pharma, Inc., a Delaware corporation (“Oyster Point”), for (i) $11.00 per Share, net to the seller thereof in cash, without interest and subject to any applicable withholding taxes, plus (ii) one non-transferable contractual contingent value right per Share, which represents the right to receive a contingent payment of $1.00 or $2.00 in cash, without interest and subject to any applicable withholding taxes, if specified milestones are achieved, upon the terms and subject to the conditions set forth in the Offer to Purchase dated December 1, 2022 (together with any amendments and supplements thereto, the “Offer to Purchase”) and in the related Letter of Transmittal, copies of which were filed as Exhibit (a)(1)(A) and Exhibit (a)(1)(B), respectively, to the Schedule TO.

Except to the extent specifically provided in this Amendment, the information set forth in the Schedule TO remains unchanged. This Amendment is being filed to reflect certain updates as reflected below. Capitalized terms used but not defined herein have the respective meanings ascribed to them in the Schedule TO.

Items 1 through 9 and 11

The Offer to Purchase and Items 1 through 9 and Item 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented as follows:

At 12:00 midnight, Eastern Time, on December 31, 2022 (one minute following 11:59 p.m., Eastern Time, on December 30, 2022), the Offer and withdrawal rights expired, and the Offer was not extended in accordance with the terms of the Merger Agreement. American Stock Transfer & Trust Company, LLC, the depositary for the Offer, has advised Purchaser that a total of 23,175,135 Shares (together with any Shares then owned by Purchaser and its “affiliates” (as such term is defined in Section 251(h)(6)(a) of the DGCL)) were validly tendered (and not withdrawn) pursuant to the Offer prior to the Expiration Date, representing approximately 85.3% of the outstanding Shares as of the Expiration Date.

As of the expiration of the Offer, the number of Shares validly tendered (and not withdrawn) pursuant to the Offer (together with any Shares then owned by Purchaser and its “affiliates” (as such term is defined in Section 251(h)(6)(a) of the DGCL)) satisfied the Minimum Condition and all other conditions to the consummation of the Offer have been satisfied or waived. As a result of the satisfaction of the Minimum Condition and each of the other conditions to the Offer, on January 3, 2023, Purchaser accepted for payment all Shares that were validly tendered (and not validly withdrawn) pursuant to the Offer.

Following the consummation of the Offer, the remaining conditions to the Merger set forth in the Merger Agreement were satisfied or waived, and Purchaser effected the closing of the Merger on January 3, 2023. Purchaser was merged with and into Oyster Point, without a vote of the stockholders of Oyster Point in accordance with Section 251(h) of the DGCL, with Oyster Point continuing as the surviving corporation of the Merger and as a wholly owned subsidiary of Viatris. Pursuant to the Merger Agreement, at the Effective Time, each Share issued and outstanding immediately prior to the Effective Time (other than Shares outstanding immediately prior to the Effective Time that were held (a) by Oyster Point (including any Shares held in treasury) or by Parent or Purchaser or any other direct or indirect wholly owned subsidiary of Parent or (b) by stockholders of Oyster Point who were entitled to appraisal rights under the DGCL and who had properly exercised and perfected, and not withdrawn or otherwise lost, such appraisal rights) was converted into the right to receive the Offer Price, without interest thereon and subject to any applicable withholding taxes.

Following consummation of the Merger, the Shares were delisted and ceased to trade on The Nasdaq Global Select Market. Pursuant to the terms of the Merger Agreement, Viatris and the Oyster Point will take steps to cause the Shares to be deregistered under the Exchange Act promptly after the Effective Time.

On January 3, 2023, Viatris issued a press release announcing the expiration and results of the Offer. The press release is attached as Exhibit (a)(5)(E) hereto, and is incorporated herein by reference.

On January 3, 2023, Viatris entered into the CVR Agreement with American Stock Transfer & Trust Company, LLC (the “Rights Agent”).”

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

“(a)(5)(E)	Press Release issued by Viatris on January 3, 2023.”

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

VIATRIS INC.

By	/s/ Sanjeev Narula
Name: Sanjeev Narula
Title: Chief Financial Officer

Date: January 3, 2023

IRIS PURCHASER INC.

By	/s/ John Miraglia
Name: John Miraglia
Title: Director

Date: January 3, 2023